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January 16, 2014

Filed via EDGAR

John Reynolds, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:       Hispanica International Delights of America, Inc.
                     Amendment to Registration Statement on Form S-1
                     Filed December 12, 2013
                     File No. 333-190788

Dear Mr. Reynolds:

On behalf of Hispanica International Delights of America, Inc., Commission File Number 333-190788 (hereinafter "the Company"), in accordance with your letter dated December 31, 2013, state as follows:

 General

   Comment 1.   We note your response to comment 4 in our letter dated October 30, 2013 and we reissue the comment. We note that you have deleted your dealer prospectus delivery obligation legend that appeared on the back cover of amendment number 1 to your registration statement. Please add your dealer prospectus delivery obligation legend pursuant to Item 502 of Regulation S-K or advise us why you believe it is not required.

    Response 1.   We added page 60 for the back cover with the dealer prospectus delivert obligation.

    Comment 2.    We reissue prior comment 2. Your cover page contains inconsistent statements regarding your election to extend the transition period for meeting new or revised accounting standards. See paragraphs 2 and 4. Please revise accordingly.

    Response 2.   We have revised our disclosure in the document on page our response on page 2 and page 7 to state:

            We are an emerging growth company and are electing to extend our transition period for meeting new or revised accounting standards. The term ‘emerging growth company’ means an issuer that had total annual gross revenues of less than $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to  reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) during its most recently completed fiscal year. An issuer that is an emerging growth company as of the first day of that fiscal year shall continue to be deemed an emerging growth company until the earliest of –

(A)
The last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

(B)
The last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title;

(C)	The date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

(D)	The date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.

As a result of being an emerging growth company, we will be disclosing financial information that will be less complete than those of companies meeting the higher accounting standards. As such, investors will not have access to the same level of financial disclosure as they would in companies meeting the higher accounting standards. Accordingly, this lower level of financial disclosure may adversely affect an investor’s availability to gain an accurate view of the Company’s financial situation in order to make a fully informed investment decision. The company will base its emerging growth status at the end of the fiscal year that is five years after the first sale of shares pursuant to their registration statement.  Under the Jumpstart Our Business Startups Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves to this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

     Comment 3.   We also note the inconsistent statements on the cover page that the “offering period will end one hundred eighty (180) days from the effective date” but that the offering will be “for a period of 18 months from the effective date.” Please revise to reconcile here and on page 15.

    Response 3.   The document consistently states one hundered eighty (180) days from the effective date.  See page iii to reflect the change.

    Comment 4.     We note the statement in the preamble to exhibit 10.3 that the company “is engaged in the business of distributing food and beverage products through various independent operators; and retail locations.” Where appropriate in the prospectus, please disclose the extent of your existing distribution business and any relationships with independent operators and retail locations. To the extent you have no current distribution operations or relationships with independent operators or retail locations, revise to so state.

    Response 4.   Comment noted and we have disclosed the following statement on Page 1 under sub heading “Our Business”  The Company does not have any distribution operations as of to date or relationships with any other independent distributors or retailers .

Prospectus Cover Page

    Comment 5.    Please revise the table on page eight to include calculations assuming you sell 25% in the offering.

    Response 5.   The table on page 9 (formerly page 8) has been revised assuming we sell 25% in the offering.

Use of Proceeds, page 12

    Comment 6.    We note your response to comment 23 and we reissue the comment.  Please revise to discuss the company’s plans if only a minimum amount of proceeds are raised such as 10% or less of the maximum offering amount. We note the 10% of the offering is $50,000.

    Response 6.   As noted in "Use of Proceeds" on page 13, " In the event the Company raises less than 10% or $50,000, Management of the Company will loan the Company sufficient funds to enable the Company to continue operating, but its growth plans will be sweverly restricted. "

    Comment 7.   As you are conducting a best efforts offering, please revise to discuss the material amounts of other funds that will be necessary to accomplish the purposes for the proceeds and state the approximate amounts and anticipated sources of such other funds. We note in this regard your response to comment 14.

    Response 7.   The Company does not see any problems raising the entire amount needed to fund the entire S-1.  However due to the nature of your question, as the answer states in Response #6, as stated on page 13 " In the event the Company raises less than 10% or $50,000, Management of the Company will loan the Company sufficient funds to enable the Company to continue operating, but its growth plans will be severely restricted."

Description of Securities, Page 18

    Comment 8.   We note your response to comment 30 and we reissue the comment in part. Please include the table in response to comment 38 in our letter dated September 19, 2013 in your Recent Sales of Unregistered Securities section.

    Response 8.

	Date	Amount of	Number of Shares	Number os Shares	Cost Per Share	Certificate	Relations
Subscriber	Subscribed	Investment	Subscribed	Reverse 2 for 1 Split

Fernando Lorenzo	4/15/2013	7,000.00	7,000,000	3,500,000	0.002		Investor
Leraun McKentie	4/15/2013	200.00	200,000	100,000	0.002		Investor
Samael Pena	4/15/2013	200.00	200,000	100,000	0.002		Investor
Nick Scribner	4/15/2013	200.00	200,000	100,000	0.002		Investor
Michael Cartelli	4/15/2013	1,000.00	1,000,000	500,000	0.002		Investor
Jerry Gruenbaum	4/15/2013	400.00	400,000	200,000	0.002		Investor
Robert Gunther	4/15/2013	1,200.00	1,200,000	600,000	0.002		Investor
Chris H Giodarno	4/25/2013	500	500,000	250,000	0.002		Investor
Hampton Bridge Advisors, LLC	4/25/2013	500	500,000	250,000	0.002		Investor
Sepod,Inc	4/25/2013	500	500,000	250,000	0.002		Investor
Michael Zaki	4/25/2013	50	50,000	25,000	0.002		Investor
Teresa Grueber	4/25/2013	50	50,000	25,000	0.002		Investor
			11,800,000

Michael Gunther	5/15/2013	17,160.00	6,000,000	3,000,000	.0572		Brother
Trident Merchant Group, Inc	5/15/2013	4,750.00	400,000	200,000	.02375		Investor
Andrea Raab	5/29/2013	10,000.00	200,000	100,000	0.10		Sister In Law
			6,600,000

Irma Rochin-Campus	6/3/2013	5,000.00	100,000	50,000	0.10		Investor
Jorge Iraheta	6/3/2013	5,000.00	100,000	50,000	0.10		Investor
Jose Orellana	6/3/2013	15,000.00	300,000	150,000	0.10		Investor
Michael Robbins	6/4/2013	1,250.00	25,000	12,500	0.04		Investor
			525,000

Jose Cerritos	7/17/2013	15,000.00	300,000	150,000	0.10		Investor

Trident Merchant Group, Inc	8/15/2013	11,200.00		350,000	.032		Investor
Chris H Giodarno	8/15/2013	4,000.00		125,000	.032		Investor
Hampton Bridge Advisors, LLC	8/15/2013	4,000.00		125,000	.032		Investor
Michael Zaki	8/15/2013	800.00		25,000	.032		Investor
				625,000
			19,225,000	10,237,500

Description of Business, page 21

Background, page 21

    Comment 9.   We note your response to our prior comment 32. You have not updated the Company Data section of EDGAR to indicate your current fiscal year-end. Please update this field in EDGAR such that May 31 is reflected as your fiscal year-end.

    Response 9.   We have made the update with EDGAR.

    Comment 10.   We note your response to comment 33 and the disclosure in Mr. Leonzo’s biography and in the related transactions section. Please also revise your disclosure in this section to indicate the affiliation between Gran Nevada Beverage, Inc. and HIDA.

    Response 10.   The following statement was added to the “Description of Business” section, “ Mr. Leonzo  is currently President of GRAN NEVADA Beverage, Inc. (GN) as well as current Chairman & CEO of Hispanica International Delights of America, Inc.(HIDA) He currently only owns an equity stake in HIDA but none in GN. He serves on the management team of both companies. For further details please refer to the Bio Section of the Registration Statement on page 31 .”

Business of Issuer, page 21

     Comment 11.    We note your response to comment 34 requesting that you disclose the response to comment 46 in our letter dated September 19, 2013. In this section of the registration statement, please disclose the information from the response that “HIDA will be given the territory of North America (excluding Central America) for the GN beverages only. GN will retain the right to distribute its products to other parties in Central America as well as develop and sell other food items under the GN brand,” if accurate.

     Response 11.   Comment noted and we have inserted the disclosure on page 21 under sub heading “Business of Issuer” H IDA will be given the territory of North America (excluding Central America) for the GN beverage line. GN will retain the right to distribute its products to other parties in Central America as well as develop and sell other food items under the GN brand.

     Comment 12.    Additionally, we note the introductory statement that you have “commenced initial operations pursuant to” the distributor agreement. You state in response to comment 7 that you have not conducted any business or generated any sales. Please revise to clarify the nature and extent of your “initial operations” under the distributor agreement and indicate the extent to which cash from this or other financing is necessary to complete such activities. If you have conducted no significant operations pursuant to the distributor agreement and will not be able to do so without receipt of additional financing, revise to so state.

     Response 12.   The Company has begun to initiate warehouse and leasing locations in CA and TX for the purpose of doing DSD (Direct Store Distribution) Distribution in those regions. We also have begun negotiations with key personnel to bring on board once the company is able to raise the capital stated in our registration statement.

Our Products, page 24

     Comment 13.   We note your response to comment 39. Please revise to clarify whether the company currently has any business relationships with any regional or other distributors.

     Response 13.   We have added a further disclosure on Page 24 Sub headed Business Growth Objective that now states the following, “ HIDA does not currently have any distribution or business relationships with regional or nationwide distributors .”

Management's Discussion and Analysis or Plan of Operation, page 28

Plan of Operation, page 28

     Comment 14.    We note your response to comment 49. Please revise the disclosure to include the information from the response in the registration statement and tell us if the “logistical arrangements” are in the form of a contract. Additionally, please revise to address what steps the company has taken to use the warehousing space. For example, it is unclear if you currently have agreements to distribute products that will be stored in the warehouse.

     Response 14.   The Following Disclosure has been made and added on page 27 under Sub Heading “Plan of Operations”:  A lthough HIDA has taken steps to secure logistical arrangements in the State of California there is currently no contract, leases signed, nor products purchased for the purpose of commencing its distribution operations. The Company needs the funding necessary in order to secure such arrangements.

    Comment 15.    Please revise to further clarify the status, needs and sources of your liquidity and capital resources. For example, you should disclose your cash and cash equivalents as of the most recent practicable date (currently you refer to August 31, 2013).

    Response 15.   We have amended our information to state that "As of August 31 , 2013 we had $ 19,209 cash on hand.  We had total expenses of $61,472 which were related to start-up costs."

Executive Compensation, page 31

    Comment 16.   We note your revised disclosure in response to prior comment 56. Please revise the table to be consistent with the required columns in Item 402(n) of Regulation S-K, including a “total” column.

    Response 16.   The table has been revised as shown below and appears now on page 29.
Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Fernando Oswaldo Leonzo	2013	$0.00	$0.00	$	$—	$—	$	$	---
Chief Executive Officer & Chairman of the Board
Robert Gunther	2013	$0.00	$0.00	$	$—	$—	$	$	---
Vice-President, Chief Financial Officer & Director
Jerry Gruenbbaum	2013	$0.00	$0.00	$	$—	$—	$	$	---
Chief General Counsel, Secretary & Director

Directors, Executive Officers, Promoters and Control Persons, page 32

    Comment 17.    For each of your named executive officers, please disclose the approximate number of weekly hours he works for the registrant.

    Response 17.   We have revised the table on page 30 to state the following:

                                                  Executive Officers and Directors

Name	Age	Position with the Company	Since	Weekly hours works for the Company

Fernando Oswaldo Leonzo	42	Chief Executive officer, Chairman of the Board of Directors	April 15, 2013 (inception)	over 40

Robert Gunther	63	Vice-President, Treasurer, Director	April 15, 2013 (inception)	around 20

Jerry Gruenbaum	58	Chief Legal Officer, Secretary, Director	April 15, 2013 (inception)	under 10

Executive Officers and Directors, page 32

     Comment 18.    We note your response to comment 58 and we reissue it in part.

    ●   Please revise to disclose the dates of Mr. Leonzo’s employment prior to his employment with HIDA.

    ●   Please revise to disclose Mr. Gruenbaum’s dates of employment with HIDA and Beacon Light Holding Corp. See Item 401(e) or Regulation S-K.

     Response 18.   ●   Comment noted and specific dates were included in Mr. Leonzo’s Bio on page 31.

                                                    ● Comment noted and specific dates were included in Mr. Gruenbaum’s Bio on page 31.

    Comment 19.    We note your response to comment 60 and we reissue it in part. Please revise the disclosure to explicitly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Gunther and Gruenbaum should serve as directors for the company. See Item 401(e)(1) of Regulation S-K.

        Response 19.   We have added to Mr. Gunther's bio on page 31 that: " Mr. Gunther’s extensive business experience combined with his personal interest in the business is expected to provide the Board with insight and guidance in matters of corporate finance, business development and industry strategy ."  In addition, we have added to Mr. Gruenbaum's bio that:  " Mr. Gruenbaum’s extensive legal experience in securities and corporate law combined with his experience in serving on public companies boards is expected to provide the Board with insight and guidance in matters of corporate governance, ethics and compliance ."

Certain Relationships and Related Transactions, page 34

    Comment 20 .    We note your response to comment 61 and we reissue it in part. Please revise the disclosure to indicate what consideration was paid by the officers or directors for their preferred shares.

        Response 20.   These shares were given to the Directors as founders.

    Comment 21.   We note your response to comment 62 and we reissue it. Please revise the disclosure to address all related party transactions in this section including, as a non-exclusive example, the distribution agreement.

        Response 21.   Comment noted and the following statement has been disclosed on page 32 under the Subheading Certain Relationships and Related Transactions, As per the terms of the “ Distribution Agreement” (please see exhibit) HIDA has the right to distribute other products and GN in turn has the right to sell to other customers. There was also a Promissory Note for the amount of $7,500 which was paid back in full by HIDA (please refer to the financial statements). As of to date HIDA does not owe any monies to GN .”

    Comment 22    We note your response to comment 64 and we reissue it. Please tell us why Messrs. Leonzo, Gunther and Gruenbaum are not promoters or revise the disclosure accordingly. See the definition of “promoter” in Rule 405 of the Securities Act of 1933.

        Response 22.   Mr. Leonzo has in fact in his bio, is described as the "founder" of the Company.  We have resvised the description of M essrs. Gunther and Gruenbaum to reflect that as well.  In accordance with Rule 405, "all persons coming within the definition of promoter in paragraph 1 of this definition may be referred to as founders or organizers or by another term provided that such term is reasonably descriptive of those persons' activities with respect to the issuer."

Exhibits

Exhibit 5.1

    Comment 23.    We note your response to comment 68 and we reissue it. The legality opinion indicates that the shares are duly authorized, legally issued, fully paid, and non-assessable. It is unclear why the legality opinion does not instead indicate that the 2 million shares the company seeks to sell will be, once they are sold, legally issued, fully paid, and non-assessable. Please revise or advise.

        Response 23   The revision in the legal opinion has been made.  The opinion now states that "Based upon the foregoing, and subject to the limitations, qualifications and assumptions set forth herein, in accordance with Delaware law including the statutory provisions, and reported judicial decisions interpreting those laws, it is my opinion that the Shares issued , both common and preferred,   are   duly authorized, legally issued, fully paid, and nonassessable, and the 2,000,000 shares the company seeks to sell will be, once they are sold, legally issued, fully paid, and non-assessable ."

Exhibit 23.1

    Comment 24.   Your auditor’s consent references a review report which is not included in the filing.  Please tell your auditor to either include the review report or remove the reference to the review report.

        Response 24.      The reference to the "review" has been eliminated.

We acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call us.

Sincerely yours,

/s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire
Chief Legal Officer, Secretary, Director

cc:     David Link